

Mail Stop 3720

November 17, 2016

Mr. Daniel Cancelmi
Chief Financial Officer
Tenet Healthcare Corporation
1445 Ross Avenue, Suite 1400
Dallas, TX 75202

> **Re:** **Tenet Healthcare Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 22, 2016**
> **File No. 001-07293**

Dear Mr. Cancelmi:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Liquidity and Capital Resources
Sources and Uses of Cash, page 95

1.   Please expand your disclosure to include a discussion of each significant investing activity. Additionally, explain how you plan to finance the potential exercise of the put and call arrangements with your joint ventures partners. Refer to MD&A Release No 33-8350.

<u>Consolidated Balance Sheets, 110</u>

2.   Please tell us the main components included in "Current Assets" and "Current Liabilities" and how you considered the presentation requirements of Rules 5-02(8) and (20) of Regulation S-X, respectively.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Joseph Kempf, Senior Staff Accountant at (202) 551-3352 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Carlos Pacho for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications